

August 10, 2011

Via E-mail
John Brenholt
Executive Vice President and Chief Financial Officer
c/o Florida East Coast Railway Corp.
7411 Fullerton Street, Suite 100
Jacksonville, FL 32256

> **Re:** **Florida East Coast Railway Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 10, 2011**
> **File No. 333-173954**
>
> **Florida East Coast Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 10, 2011**
> **File No. 333-174112**

Dear Mr. Brenholt:

We have reviewed your responses to the comments in our letter dated August 9, 2011 and have the following additional comments.

General

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Please revise each registration statement or exhibit as applicable.

Exhibit 5.2

2. We note your revised opinion, but the date of the opinion did not change. In your next amendment, please also update the opinion date.

3. We note your response to our prior comment four and reissue in part. We note that you revised the second paragraph on page 5 but did not revise the first paragraph on page 4. The conditions set forth in the first paragraph on page 4 are too broad. In this regard, we note that counsel has assumed that documents reviewed and relied upon in giving its opinion are accurate and valid. These are inappropriate assumptions. Counsel may, however, assume that documents reviewed and relied upon in giving its opinion are true and correct copies of the original documents and that the representations of officers and employees are correct as to questions of fact. Please revise accordingly.

You may contact Jeffrey Sears at (202) 551-3302 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief